THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 17, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----


                                 THERMATRIX
        -------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
             ---------------------------------------------------
                       (Title of Class of Securities)

                                 883550-10-5
                  -----------------------------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

-----------------------                                  ---------------------
  CUSIP NO. 883550-10-5                 13G                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VENTANA GLOBAL, LTD.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Orange, California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            571,429

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             571,429

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      571,429

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.73%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      Corporation

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 883550-10-5                                          Page 3 of 7 Pages
          -----------

Item 1(a)
          NAME OF ISSUER:

          Thermatrix, Inc.

      (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          Thermatrix, Inc.
          101 Metro Drive, Suite 248
          San Jose, CA 95110
          Tel: 408-453-0490

Item 2
      (a) NAME OF PERSON(S) FILING:

          Ventana Global, Ltd.                  Thomas O. Gephart, Chairman

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          18881 Von Karman Ave., Suite 350
          Irvine, CA 92612

      (c) CITIZENSHIP:   U.S.

      (d) TITLE OF CLASS OF SECURITIES:

          Common Stock

      (e) CUSIP Number:

          883550-10-5

Item 3

Item 4
      (a) AMOUNT BENEFICIALLY OWNED:  571,429

      (b) PERCENT OF CLASS:  7.73%

      (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   sole power to vote or to direct the vote
                571,429

          (ii)  shared power to vote or to direct the vote  None

          (iii) sole power to dispose or to direct the disposition of
                571,429

          (iv)  shared power to dispose or to direct the disposition of

                                                               Page 4 of 7 Pages

                         INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and Social Security Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed -- i.e., each person required to sign the schedule itself -- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)  The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization -- Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person,
     Etc. -- Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

          Category                                    Symbol
        Broker Dealer                                   BD
        Bank                                            BK
        Insurance Company                               IC
        Investment Company                              IV
        Investment Adviser                              IA
        Employee Benefit Plan, Pension Fund,
         or Endowment Fund                              EP
        Parent Holding Company                          HC
        Corporation                                     CO
        Partnership                                     PN
        Individual                                      IN
        Other                                           OO

Notes:
  Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
  Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
  Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

             SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

  Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
  Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

                                                               Page 5 of 7 Pages

                                       Note:   By virtue of general ownership:
                                       ----
                                    Ventana Global Ltd. is the general partner
                                       of Ventana Environmental Organizational
                                        Partnership, L.P. which is the general
                                    partner of the North America Environmental
                                        Fund, L.P. the actual owner of shares.

     (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote
           (ii) shared power to vote or to direct the vote
          (iii) sole power to dispose or to direct the disposition of
           (iv) shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 7, 1997
                                               --------------------------------
                                                             Date


                                                /s/ Thomas O. Gephart
                                               --------------------------------
                                                           Signature


                                                Thomas O. Gephart, Chairman
                                                Ventana Global, Ltd.
                                               --------------------------------
                                                           Name/Title

                                                               Page 6 of 7 Pages

CUSIP No. 883550-10-5
          -----------


Item 5    Not Applicable

Item 6    Not Applicable

Item 7    Not Applicable

Item 8    Not Applicable

Item 9    Not Applicable

CUSIP No. 883550-10-5                                        Page 7 of 7 Pages
          -----------

Item 10

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                February 7, 1997
                                        ------------------------------
                                                     Date


                                             /s/ Thomas O. Gephart
                                        ------------------------------


                                               Thomas O. Gephart
                                              Ventana Global, Ltd.
                                        ------------------------------
                                                  Name/Title